ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 2, 2021	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Funds (“SSIF”) and State Street Variable Insurance Series Funds, Inc. (“VIS” and together with SSIF, the “Trusts”) (File No. 811-08257 and 811-04041 respectively), Combined Preliminary Proxy Statement, filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 15, 2021 (the “Proxy Statement”) (SEC Accession No. 0001193125-21-216528)

Ladies and Gentlemen:

This letter provides the Trusts’ responses to comments on the Proxy Statement, relating to the change in diversification status of State Street Institutional Premier Growth Equity Fund, a series of SSIF, and State Street Premier Growth Equity V.I.S. Fund, a series of VIS, that Mr. John Grzeskiewicz of the staff (the “Staff”) of the Commission provided by telephone to Adam Schlichtmann on July 23, 2021. The Trusts plan to begin printing the definitive proxy statement in time to file and mail it on or about August 4, 2021. For convenience of reference, each of the comments is summarized before the Trusts’ responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

Comments

1.

In relation to the disclosure in each section titled “Important Information Regarding Meeting Attendance,” please confirm that any shareholder who is not able to attend the meeting in-person due to then-applicable governmental requirements or recommendations or facility requirements will be able to attend the meeting by other means.

Response: The Trusts confirm that any shareholder who is not able to attend the meeting in-person due to then-applicable governmental requirements or recommendations or facility requirements will be able to attend the meeting by other means.

2.	In the section titled “Introduction— How would approval of the Proposal affect the Funds?” please add disclosure stating that a non-diversified fund is generally more risky than a diversified fund.

Response: In response to this comment the Trusts will amend the language in the section titled “Introduction— How would approval of the Proposal affect the Funds?” and the bolded language in the section titled “Reason for the Proposal” as shown below.

This increased investment flexibility to invest a larger portion of its assets in securities of a smaller number of issuers than a diversified fund may, however, make each Fund more susceptible to economic, business, political or other ~~factors~~risks affecting the particular issuers in which it invests because larger investments in individual companies generally means that the returns of the issuers will have a greater effect on the Fund’s performance. As a non-diversified fund, the value of each Fund’s shares may be more volatile than the values of shares of more diversified funds.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

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